UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2011

Commission File Number: 333-170603

YOUKU.COM INC.

11/F, SinoSteel Plaza, 8 Haidian Street

Beijing 100080, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YOUKU.COM INC.

By:	/s/ Dele Liu
Name:	Dele Liu
Title:	Chief Financial Officer

Date: March 10, 2011

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated March 7, 2010

99.2	Press release dated March 7, 2010

Exhibit 99.1

Youku Joins Broad Coalition in Support of UGC Principles

BEIJING / Mar. 7th, 2011 — Youku.com Inc. (NYSE: YOKU), China’s leading Internet television company, announced today it will join several of the world’s leading Internet and media companies to support a collaborative set of principles that enable the continued growth and development of user-generated content online and respect the intellectual property of content owners. Youku has agreed to support the Principles for User Generated Content Services (www.ugcprinciples.com) by implementing industry-leading copyright protection measures on its website. The Principles call for cross-industry collaboration among rights holders and internet companies to achieve the mutually beneficial goals of encouraging innovation and empowering content creators, while at the same time respecting intellectual property rights. Youku’s support for the UGC Principles is the most recent undertaking by a Chinese company to strengthen relations with content owners and encourage respect for copyright in China.

Youku’s “comprehensive content” strategy involves reaching out to and working with rights holders to offer a broad selection of fully licensed content alongside user-generated and self-produced content. Building on its solid base of 1,500 media partners in China, Youku is increasing its investment in international copyrighted content. Youku has established partnerships with international copyright holders, and is in various stages of negotiations with other major international content owners.

“Youku enjoys good relationships with both Chinese and international copyright holders,” said Youku Chairman and CEO Victor Koo. “As we form closer partnerships with rights owners, we are also making sure our users have authorized access to the content that they want, wherever and whenever they want it. To that end, we are working with content companies to secure rights to their titles, while also aggressively defending those rights through robust screening mechanisms to prevent copyright infringement. We are committed to working with creators and copyright holders, and we see our support for the UGC Principles as a way for us to reaffirm that commitment.”

Youku launched China’s first fingerprint-based content identification system in early 2010, and recently made upgrades to the system that will allow for real-time updates to the system’s database of copyrighted content. The new state-of-the-art filtering system, together with other content protection measures Youku is adopting, will give Youku unprecedented capabilities among Chinese UGC-centric websites to identify and prevent digital theft — another key element of its support for the UGC Principles.

“We are pleased to see Youku proactively adopting industry-leading filtering and other content protection measures in compliance with the UGC Principles and in the process moving to protect the countless workers around the world who depend on creativity and ingenuity to earn their livings,” said Daniel Mandil, Senior Executive Vice President, General Counsel and Chief Content Protection Officer of the Motion Picture Association of America. “Youku’s successful implementation of the UGC Principles will underscore Youku’s commitment to being a leader in protecting intellectual property rights in China. Support from Youku and other leading sites is crucial to ensure that UGC-centric websites remain focused on highlighting the original creations of their users, while at the same time respecting the innovation, creativity and intellectual property of U.S. copyright owners and, most importantly, protecting jobs.”

About Youku

Youku.com Inc. is China’s leading Internet television company. Our Internet television platform enables users to search, view and share high-quality video content quickly and easily across multiple devices. Youku, which stands for “what’s best and what’s cool” in Chinese, is the most recognized online video brand in China. Youku’s American depositary shares, each representing 18 of our Class A ordinary shares, are traded on NYSE under the symbol “YOKU.”

About the UGC Principles

The UGC Principles reflect a collaboration among leading commercial copyright owners and services providing user-uploaded and user-generated audio and video content to establish principles that will foster an online environment that promotes the promises and benefits of UGC services and protects the rights of copyright owners. Major copyright owners that support the UGC Principles include: CBS Corporation, Disney, Fox Entertainment Group, NBCUniversal, Sony Pictures, and Viacom. The UGC Principles are also supported by Youku, along with several other UGC services. These companies are united in the belief that the UGC Principles, taken as a whole, strike a balance that will result in a more robust, content-rich online experience for all. For more information about the UGC Principles, see www.ugcprinciples.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about Youku’s beliefs and expectations, are forward-looking statements. Among other things, quotations from management in this announcement contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward- looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the risks included in our registration statement on Form F-1, as amended, filed with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Youku undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Media Relations:

Jean Shao

Director, International Public Relations

Youku.com Inc.

Tel: (+8610) 5885-1881 x7128

Email: shaodan@youku.com

Investor Relations:

Ryan Cheung

Corporate Finance Director

Youku.com Inc.

Tel: (+8610) 5885-1881 x6090

Email: ryan.cheung@youku.com

Caroline Straathof

IR Inside

Tel: (+31) 6-54624301

Email: caroline.straathof@irinside.com

Exhibit 99.2

Youku Upgrades Fingerprinting System for Tougher Copyright Protection Measures

BEIJING / Mar. 7th, 2011 — Youku.com Inc. (NYSE: YOKU), China’s leading Internet television company, announced today that it has begun offering copyright holders increased protection against copyright infringement through upgrades to its video fingerprinting system—the biggest upgrade since Youku launched its own copyright identification management platform, the first to be developed by a Chinese internet company, in January 2010.

The update to Youku’s copyright identification management platform comes on the heels of the company’s agreement with major Hollywood studios regarding content protection. In addition to Youku’s proprietary copyright screening system, now videos uploaded to Youku will be simultaneously checked against the VideoDNA Database (VDDB) developed by Vobile, a leading international provider of fingerprinting technology. The new platform provides unrivalled accuracy, and can generate fingerprint information for videos in a matter of minutes and compare them to existing fingerprints within less than a second.

“Youku has acquired content rights at an unprecedented rate over the past year,” said Youku Chairman and CEO Victor Koo, “and we intend to continue working with media content providers to make sure that we offer the richest range of licensed video content. We are serious about maintaining good relationships with our partners, and to that end we will continue to offer rights-protection measures that equal or surpass industry standards.”

As a founding member of the China Network Copyright Committee, Youku has led the way for Chinese companies in protecting content creators’ rights online. The company now continues its tradition of respect for copyright by partnering with Vobile, whose technology can identify copyrighted content even in cases where uploaders have deliberately tampered with the video or audio to reduce identifiability, thus offering a strong additional layer of protection for studios and rights holders.

“Vobile worked with Youku to integrate its technology into the site’s existing framework,” said Youku CTO Leo Jian Yao. “The seamless integration between our systems means that Youku can check uploaded content against our own databases in parallel with Vobile’s. We will be updating our fingerprint databases every day through our partnership with Vobile, ensuring that our systems are up to date at all times. Respect for intellectual property rights is every bit as important to us as it is to our content partners, and we will continue to develop and strengthen our copyright protection measures in the future.”

“Vobile has provided its industry-leading VDNA content identification and management services to partners around the world,” said Vobile founder and CEO Yangbin Wang. “We’re excited to work with Youku in close partnership and help Youku ensure that it provides licensed, high-quality TV and film content to the world’s largest Internet market.”

About Youku

Youku.com Inc. is China’s leading Internet television company. Our Internet television platform enables users to search, view and share high-quality video content quickly and easily across multiple devices. Youku, which stands for “what’s best and what’s cool” in Chinese, is the most recognized online video brand in China. Youku’s American depositary shares, each representing 18 of our Class A ordinary shares, are traded on NYSE under the symbol “YOKU.”

About Vobile

Vobile® is the leading provider of video content identification and management services. Its core VDNA® technology enables fully automated identification, tracking and management of any video and audio content with high performance, accuracy and scalability. Vobile operates the VDNA Database (VDDB®), which is the most comprehensive database of authorized video fingerprints, metadata and business rules from major movie studios, television networks and record labels. Founded in 2005, the company is headquartered in Santa Clara, California, with additional offices in China, Japan and Singapore. For more information, please visit http://www.vobileinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements about Youku’s beliefs and expectations, are forward-looking statements. Among other things, quotations from management in this announcement contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statements. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the risks included in our registration statement on Form F-1, as amended, filed with the Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Youku undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Media Relations:

Jean Shao

Director, International Public Relations

Youku.com Inc.

Tel: (+8610) 5885-1881 x7128

Email: shaodan@youku.com

Investor Relations:

Ryan Cheung

Corporate Finance Director

Youku.com Inc.

Tel: (+8610) 5885-1881 x6090

Email: ryan.cheung@youku.com

Caroline Straathof

IR Inside

Tel: (+31) 6-54624301

Email: caroline.straathof@irinside.com